EXHIBIT 99.1

WeRide Unveils WePilot AiDrive, A One-Stage End-to-End ADAS Targeted for Mass Production in 2025

GUANGZHOU, China, Aug. 21, 2025 (GLOBE NEWSWIRE) -- WeRide (Nasdaq: WRD), a global leader in autonomous driving technology, today launched WePilot AiDrive, its one-stage end-to-end ADAS (Advanced Driver Assistance System) solution. Developed in partnership with leading Tier 1 supplier Bosch, this milestone comes just six months after both companies brought their two-stage end-to-end solution into mass production.

Unlike the traditional two-stage process of sensing and then decision-making, WePilot AiDrive integrates both into a one-stage architecture, enabling vehicles to "see and act" at the same time — like a skilled human driver. This delivers faster responses, shorter driving routes, and greater fault tolerance.

WePilot AiDrive has completed core function validation and is expected to enter mass production and vehicle deployment later in 2025, paving the way for smarter, more efficient, and widely accessible assisted driving solutions worldwide.

WeRide's test vehicle, empowered by WePilot AiDrive, in Guangzhou

WePilot AiDrive is engineered to navigate complex road scenarios with ease, including:

  Lane changes in heavy traffic
  Detours around unplanned construction
  Unprotected turns at intersections
  Smooth acceleration when following vehicles
  Complex interactions with pedestrians, oncoming vehicles and roadside obstacles on narrow roads in urban villages

Its one-stage, end-to-end architecture delivers three key advantages:

  Scalable computing power: Runs on high-performance computing platforms and can quickly scale down to mid- and low-power setups via model distillation. Its proprietary middleware decouples algorithms from hardware and foundational software, enabling seamless adaptation across platforms, while its modular Level 2 functions simplify deployment, speed integration, and accelerate mass production.
  Adaptability across sensor setups: Supports both pure vision and multi-sensor fusion.
  Rapid daily iteration: Uses extensive driving data to automatically generate training labels, continuously improve performance in a cost-effective manner. This strengthens the system's ability to handle edge cases and long-tail scenarios, delivering on the promise: "the more you drive, the better it drives".

WePilot AiDrive brings together human-like Level 2 autonomy and robust safety capabilities across complex driving scenarios. With mass production and vehicle integration set for 2025, it is poised to redefine the driving experience, making it safer and more efficient for end users.

About WeRide
WeRide is a global leader and a first mover in the autonomous driving industry, as well as the first publicly traded Robotaxi company. Our autonomous vehicles have been tested or operated in over 30 cities across 10 countries. We are also the first and only technology company whose products have received autonomous driving permits in six markets: China, Singapore, France, Saudi Arabia, the UAE, and the US. Empowered by the smart, versatile, cost-effective, and highly adaptable WeRide One platform, WeRide provides autonomous driving products and services from L2 to L4, addressing transportation needs in the mobility, logistics, and sanitation industries. WeRide was named in Fortune Magazine’s 2024 “The Future 50” list.

Media Contact
pr@weride.ai

Safe Harbor Statement
This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about WeRide’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in WeRide’s filings with the U.S. Securities and Exchange Commission. All information provided in this Report is as of the date of this Report. WeRide does not undertake any obligation to update any forward-looking statement, except as required under applicable law.